Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended March 31,
2004	2003
1.9	1.9

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investees.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended March 31,
	2004	2003
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$35,061	$34,256
Interest expense (including amortization of debt discount and issuing costs)	26,459	26,062
Distributions from equity investee	159	243
Interest component of rental expense	97	126
Total	$61,776	$60,687

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$26,459	$26,062
Capitalized interest	1,268	1,007
Interest component of rental expense	97	126
Total	$27,824	$27,195

PREFERRED DIVIDEND REQUIREMENTS	$5,275	$4,859

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$33,099	$32,054

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.9	1.9